Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Sep 30, 2012
(in € m.)
Debt (1), (2):
Long-term debt	157,566
Trust preferred securities	12,278
Long-term debt at fair value through profit or loss	14,691

Total debt	184,535

Shareholders’ equity:
Common shares (no par value)	2,380
Additional paid-in capital	23,588
Retained earnings	31,976
Common shares in treasury, at cost	(166)
Equity classified as obligation to purchase common shares	(3)
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	227
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(184)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	—
Foreign currency translation, net of tax	(1,003)
Unrealized net gains from equity method investments	—

Total shareholders’ equity	56,815

Noncontrolling interest	593

Total equity	57,408

Total capitalization	241,943

[1]	€ 1,589 million (1%) of our debt was guaranteed as of September 30, 2012. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 14,273 million (8%) of our debt was secured as of September 30, 2012.